# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EMBRAER S.A., CIK 0001355444
CUSIP: 29082A107
Title of class of securities: American Depository Receipts and Common Shares
Address of issuer's principal executive offices: AV. BRIGADEIRO FARIA LIMA 2170, SAO JOSE DOS CAMPOS, Sao Paulo, Brazil (D5), 12227901
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001015079

## Reporting persons
- BRANDES INVESTMENT PARTNERS, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 19,153,425; sole dispositive power 0; shared dispositive power 25,119,970; aggregate amount beneficially owned 25,119,970 (7.1% of the class)
  Comment: 6. Shared Voting Power 6,567,262 ADRs and 19,153,425 ORDs
  8. Shared Dispositive Power 6,833,234 ADRs and 25,119,970 ORDs

## Item 1. Issuer
Name of issuer: EMBRAER S.A.
Address of issuer's principal executive offices: AV. BRIGADEIRO FARIA LIMA 2170, SAO JOSE DOS CAMPOS, Sao Paulo, BRAZIL, 12227901.

## Item 2. Person Filing
Name of person filing: Brandes Investment Partners, L.P.
Address of principal business office or, if none, residence: 4275 Executive Square, 5th Floor, La Jolla, CA 92037
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV)

## Item 4. Ownership
Amount beneficially owned: 6,833,234 ADRs and 25,119,970 ORDs
Percent of class: 7.08 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,567,262 ADRs and 19,153,425 ORDs
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6,833,234 ADRs and 25,119,970 ORDs

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BRANDES INVESTMENT PARTNERS, LP: /s/ Glenn Carlson, Executive Director (05/02/2025)